EXHIBIT 20.1


NUTRITIONAL SOURCING CORPORATION
(THE "COMPANY")



Nutritional Sourcing Corporation Announces Results of Tender Offer for its 10.125% Senior Secured Notes Due 2009


CORAL GABLES, Fla., June 15, 2005 - Nutritional Sourcing Corporation (the "Company") today announced the results of its previously announced tender offer (the "Invitation") for its outstanding 10.125% Senior Secured Notes Due 2009 (the "Notes"). The Invitation expired today at 5:00 p.m. New York City time (the "Expiration Date"). Per the terms of the Invitation the Company had a maximum of $31,540,000 available to purchase the Notes (plus funds to pay accrued interest).

As of the Expiration Date, a total principal amount of $58,005,482 of Notes was validly tendered and not withdrawn by holders of the Notes. Under the pricing schedule in the Invitation the applicable price is $830 per $1,000 of principal of Notes tendered and not withdrawn, plus accrued interest. Based on this price the Company will accept for payment a total principal amount of $38.0 million of Notes and the final proration factor is approximately 65.51%. Settlement will take place on Monday, June 20, 2005 and any Notes not accepted for payment will be promptly returned to holders.

A majority of the outstanding Notes were tendered. Consequently, the indenture amendment contemplated by the invitation, eliminating the requirement to make periodic filings with the Securities and Exchange Commission, will become effective.